FAIRFAX News Release

Stock Symbol: FFH

TORONTO, February 10, 2003

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

Fairfax Financial Holdings Limited earned $415.7 million in 2002, the largest annual profit in its history, while achieving significantly improved combined ratios at all of its continuing insurance and reinsurance operations. Following is a summary of Fairfax’s fourth quarter and full year financial results:

(Throughout this release, amounts are expressed in Cdn$ and (except per share amounts) $ millions, unless otherwise indicated, and are unaudited.)

	Fourth Quarter		Year

	Latest	Year Ago	Latest	Year Ago

Total revenue	2,085.4	1,729.0	7,962.3	6,125.7
Net earnings (loss)	76.0	35.4	415.7	(346.0)
Net earnings (loss) per share	$6.06	$1.81	$28.78	$(28.04)

     The results for the fourth quarter of 2002 were impacted by reserve strengthening of $314.3 (US$200) and restructuring charges of $99.9 (US$63.6) resulting from the company’s decision (as announced on December 16, 2002) to merge TIG Insurance Company (TIG) with International Insurance Company (IIC) and to discontinue TIG’s program business in Dallas; partially offset by negative goodwill of $298.5 (US$188.4) on Fairfax’s acquisition of the remaining 72.5% economic interest in TRG Holdings (the parent company of IIC) through the purchase of additional shares of TRG over the next 15 years for US$425 (US$204 at current value, using a discount rate of 9% per annum), payable approximately US$5 a quarter from 2003 to 2017 and approximately US$128 at the end of 2017.

     There were 14.3 and 13.2 million weighted average shares outstanding during 2002 and 2001 respectively (14.1 and 13.7 million during the fourth quarters of 2002 and 2001 respectively). The consolidated balance sheets for those years and the statements of earnings and cash flows for those years and fourth quarters are attached to this release.

Combined Ratios

     The combined ratios for each of the operating companies for 2002 compared with 2001 and the growth in net premiums written for 2002 compared with 2001 are set out below.

     TIG includes Ranger’s results on a retroactive basis following the combination of the two companies’ operations, effective April 1, 2002, and TIG’s continuing non-program business consisting of its Hawaii, Accident and Health and Napa excess property, excess casualty and healthcare books of business. TIG’s discontinued program business is included in the runoff segment with retroactive effect to January 1, 2002.

			% Change in Net	Net Premiums
	Combined Ratio		Premiums Written	Written

	2002	2001		2002	2001

Commonwealth	84.1%	162.6%	94.8	343.6	176.4
Federated	94.0%	102.8%	14.7	87.5	76.3
Lombard	98.6%	115.3%	26.3	691.1	547.1
Markel	96.3%	99.4%	68.5	126.9	75.3

Canadian Insurance	95.8%	116.4%	42.7	1,249.1	875.1

Crum & Forster	103.3%	131.1%	52.6	1,224.0	801.9
TIG	106.0%	131.2%	(62.5)	635.2	1,694.9
Falcon	99.8%	125.2%	270.1	68.1	18.4

U.S. Insurance	103.6%	125.3%	(23.4)	1,927.3	2,515.2

OdysseyRe	99.1%	115.4%	67.8	2,489.4	1,483.7

Insurance and Reinsurance	100.1%	120.9%	16.2*	5,665.8	4,874.0

*	58.2% excluding TIG

Each of the operating companies improved their underwriting profitability significantly during 2002 with each company achieving a combined ratio of less than 100% except for Crum & Forster and TIG’s continuing operations. Crum & Forster’s combined ratio for 2002 was 103.3% with a combined ratio in the fourth quarter of 101.4%, a continuing improvement from its combined ratio of 102.6% in the third quarter of 2002. TIG’s continuing operations include cost allocations associated with the discontinued Dallas program business. TIG’s special risk operations unit based in Napa, California will operate going forward predominantly as a managing general underwriter, focusing on excess property and excess casualty insurance. The health care business of this unit will be written through a subsidiary of OdysseyRe (or reinsured by OdysseyRe) effective January 1, 2003. Each of the operating companies (including TIG as to its continuing operations) increased net premiums written significantly during 2002, reflecting the favorable insurance market and increased retentions.

Net Earnings

The combined ratios and the net premiums earned by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and years ended December 31, 2002 and 2001:

	Fourth Quarter		Year

	2002	2001	2002	2001

Combined ratio
Insurance — Canada	91.4%	126.3%	95.8%	116.4%
— U.S	105.2%	123.8%	103.6%	125.3%
Reinsurance	98.9%	115.0%	99.1%	115.4%

Consolidated	99.7%	121.3%	100.1%	120.9%

Net premiums earned
Insurance — Canada	253.8	195.7	932.0	730.2
— U.S	486.0	707.3	1,801.6	2,527.4 (1)
Reinsurance	687.1	428.0	2,251.1	1,392.3
Runoff	220.1	10.8	1,125.4	156.8

	1,647.0	1,341.8	6,110.1	4,806.7 (1)

	Fourth Quarter		Year

	2002	2001	2002	2001

Sources of net earnings (with Lindsey Morden equity accounted)
Underwriting
Insurance — Canada	21.8	(49.9)	39.5	(119.5)
— U.S	(25.2)	(168.4)	(65.5)	(637.9)
Reinsurance	7.5	(65.0)	20.3	(214.7)
Interest and dividends	121.2	123.1	460.0	491.7

	125.3	(160.2)	454.3	(480.4)
Realized gains	145.9	111.6	737.7	213.5
Runoff and other	17.5	120.6	(117.7)	(27.4)
Claims adjusting (Fairfax portion)	(4.0)	0.7	(10.5)	(3.9)
Interest expense	(43.1)	(22.1)	(125.0)	(155.2)
Swiss Re premium and interest	16.5	(63.5)	(4.2)	(143.6)
Corporate overhead and other	(15.5)	(19.9)	(70.4)	(38.9)
Other costs and charges	(0.3)	(13.5)	(14.2)	(49.1)
Kingsmead losses	—	(38.4)	—	(116.7)
Goodwill and other amortization	—	(2.5)	—	(7.0)
Negative goodwill amortization	—	21.8	—	78.6

	242.3	(65.4)	850.0	(730.1)
TIG reserve strengthening and restructuring costs	(414.2)	—	(414.2)	—
Negative goodwill on acquisition of IIC	298.5	—	298.5	—
Less (add): taxes	32.1	(102.8)	234.6	(382.5)
Less: non-controlling interests	(18.5)	(2.0)	(84.0)	1.6

Net earnings (loss)	76.0	35.4	415.7	(346.0)

(1)	Net of $261.1 of ceded reinsurance premiums for reinsurance protection in connection with the third quarter reserve strengthening.

     Interest and Dividends and Realized Gains

Interest and dividend income in the fourth quarter decreased 1.5% to $121.2 compared to $123.1 last year with lower interest yields offset by lower interest expense on funds withheld balances payable to reinsurers and a 4.5% increase in the investment portfolio reflecting positive cash flow from OdysseyRe and the Canadian insurance companies, offset by negative cash flow at Crum & Forster and TIG. Crum & Forster’s negative cash flow from operations decreased significantly to US$72 in 2002 from US$284 in 2001, reflecting its improved underwriting results and premium growth since 2000. Cash and short term investments increased slightly from $2,627.3 at September 30, 2002 to $2,694.3 at December 31, 2002. Cash and short term investments are expected to decrease as the company continues to reinvest excess cash and short term investment balances and positive cash flow from increasing premiums written in its Canadian and U.S. insurance and reinsurance groups into higher yielding investments.

Realized gains on disposal of portfolio securities were $145.9 for the fourth quarter of 2002, principally from the sale of bonds ($81.2) and the sale of S&P puts net of put amortization ($57.4). The company had closed out its S&P put position at December 31, 2002.

During 2002, when many insurance companies suffered significant losses on their investments, the total return on Fairfax’s investment portfolio (including all interest and dividend income, gains and losses on the disposal of securities and the change in the unrealized gains and losses during the year) was 11%. The substantial amount of cash and short term investments and the high quality of bonds held in the portfolio enable the company to take advantage of attractive investment opportunities.

     Runoff and Other

The runoff operations consist of the U.S. runoff operations (the merged TIG Insurance and International Insurance) and the European runoff operations (Sphere Drake and RiverStone Insurance UK, which includes the non-life operations of CTR). Net premiums earned by the runoff operations for the fourth quarter of 2002 and for 2002 principally relate to TIG’s program business and, to a lesser extent, the runoff of CTR’s non-life reinsurance portfolio and internal reinsurance of the Canadian and U.S. insurance companies. The loss incurred by the runoff operations in 2002 relates principally to TIG’s program business, which has been discontinued.

Fairfax’s ORC Re subsidiary, headquartered in Ireland, provides investment and regulatory flexibility and is an attractive entry point to the European market. ORC Re’s mandate is to:

1.	Serve as the entity through which Fairfax primarily provided financing for the acquisition of the U.S. insurance and reinsurance companies. Its capital and surplus includes US$1.6 billion of equity and debt financing to Fairfax’s U.S. holding company resulting from the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG;

2.	Act as the primary corporate entity for the consolidation of Fairfax’s European runoff companies, principally through unlimited loss portfolio transfers between the runoff companies and ORC Re. Management of the claims is provided by RiverStone Management (UK) with 243 employees and offices in London, Brighton, Paris and Stockholm;

3.	Reinsure the U.S. insurance companies, including by participating in their reinsurance programs with third party reinsurers, providing the benefit to TIG and the European runoff companies of Fairfax’s corporate insurance policy which is ultimately reinsured with a Swiss Re subsidiary, and providing post-acquisition reinsurance protection for Crum & Forster and TIG.

In accordance with Fairfax’s accounting policy, which is to record the provision for claims on an undiscounted basis, ORC Re’s reserves are undiscounted in Fairfax’s consolidated accounts. ORC Re’s reserves are certified annually by Milliman USA and are reviewed by PricewaterhouseCoopers LLP in providing their annual valuation actuary’s report on Fairfax’s consolidated provision for claims, which is included in the Annual Report.

Comment on Reserves

In its news release of January 20, 2003, Fairfax stated that it was certain that the loss reserve deficiencies suggested by a recently issued research report on Fairfax were totally wrong and had no validity whatsoever. The following summary details the principal reasons for that statement (beyond the significant double counting which a subsequent amendment to that report recognized):

•	The report is based on data over the ten year period 1992 to 2001, whereas Fairfax has only owned OdysseyRe since May 1996, Crum & Forster since August 1998 and TIG since April 1999, and under its ownership made material changes in the lines of business written and the underwriting and claims handling processes.

•	The report does not analyze individual lines of business. Under Fairfax, the mix of business has changed, and different lines of business have dramatically different payment patterns.

•	The report does not recognize Fairfax’s U.S. insurance companies’ purchase of meaningful amounts of stop loss reinsurance, reducing their gross liabilities for claims by the amounts collectible from reinsurers.

•	The report applies only one methodology, whereas in order to responsibly estimate reserves, especially since there have been significant operational changes and changes in market conditions, actuaries apply and review a number of methodologies.

The result is that the research report’s reserve analysis has no validity and provides no basis for concluding that there is any deficiency in the reserves of Fairfax’s U.S. insurance companies.

     Other Elements of Net Earnings

Interest expense increased to $43.1 for the fourth quarter of 2002 compared to $22.1 for the fourth quarter of 2001, principally due to the termination of the company’s fixed rate to floating rate interest rate swaps in the third quarter of 2002, the impact of interest on OdysseyRe’s external debt issued in the fourth quarter of 2001 and at the end of the second quarter of 2002 and interest on the purchase consideration payable with respect to additional shares of TRG. Interest expense on OdysseyRe’s debt amounted to $3.3 for the fourth quarter of 2002 and $12.1 for 2002.

Corporate overhead and other consists of the expenses of Fairfax, Hamblin Watsa and OdysseyRe, net of interest income on Fairfax’s cash balances. For 2002, these expenses include amortization of e-commerce development costs ($11.4).

The company recorded an income tax expense of $32.1 for the fourth quarter of 2002 on its pre-tax loss of $173.2, compared with a tax recovery of $102.9 for the fourth quarter of 2001 resulting from losses being incurred in higher tax rate jurisdictions and income being earned in lower tax rate jurisdictions.

The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Fourth Quarter		Year

	2002	2001	2002	2001

OdysseyRe	12.7	(5.8)	62.4	(23.2)
TRG	5.8	7.9	21.6	21.7
Lindsey Morden	(1.3)	0.3	(4.4)	(2.0)

	17.2	2.4	79.6	(3.5)

At December 31, 2002, Fairfax had ceded losses under its corporate insurance cover with Swiss Re totalling US$732.5 (compared to US$727.4 at December 31, 2001), leaving unutilized coverage of US$267.5.

Investments

At December 31, 2002, the investment portfolio had a pre-tax unrealized gain of $207.9 (consisting of an unrealized gain on bonds of $187.9, an unrealized gain on stocks (including Hub and Zenith National) of $14.2 and other unrealized gains of $5.8), compared to an unrealized loss of $223.1 at December 31, 2001.

Future Income Taxes

At December 31, 2002, the company had net future income taxes of $1,544, including $1,102 relating to Fairfax Inc. and its U.S. consolidated tax group. At that date Fairfax’s U.S. consolidated tax group owned less than 80% of OdysseyRe’s outstanding shares and the company was therefore unable to consolidate OdysseyRe for tax purposes. The U.S. consolidated tax group’s net future income tax asset includes net operating loss carryforwards of $795, of which 90% expire between 2019 and 2022.

Following the acquistion of TIG in 1999, the U.S. consolidated tax group has had net operating losses. With the discontinuance of TIG’s program business and the profitability of Crum & Forster and the other continuing companies, Fairfax expects these net operating losses will be used well within the loss carryforward period.

In order to more quickly use its future income tax asset and for the cash flow benefit of receiving tax sharing payments from OdysseyRe, the company determined that it would be in its best interests to increase its approximately 74% interest in OdysseyRe to in excess of 80%, so that OdysseyRe’s results will be included in Fairfax’s U.S. consolidated tax group. The company has entered into a definitive private agreement to purchase 4,500,000 outstanding common shares of OdysseyRe at the market price at closing, which is scheduled for March 3, 2003. As consideration, the company is issuing a 10-year 4?% debenture exchangeable for two years into the number of OdysseyRe shares being purchased.

Fairfax has determined that no valuation allowance is required on its future income tax asset as at December 31, 2002. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax asset.

Capital Structure and Liquidity

The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	December 31,	December 31,
	2002	2001

Cash, short term investments and marketable securities	517.7	833.4
Long term debt (including OdysseyRe debt)	2,221.2	2,205.8
Purchase consideration payable	324.7	—
Net debt	2,028.2	1,372.4

Common shareholders’ equity	3,351.5	3,042.7
Preferred shares and trust preferred securities of subsidiaries	540.9	560.8
OdysseyRe minority interest	424.2	361.8
Total equity	4,316.6	3,965.3

Net debt/equity	47%	35%
Net debt/total capital	32%	26%

The increase in the company’s net debt to equity and net debt to total capital ratios arises from the purchase consideration payable with respect to additional shares of TRG ($324.7) and the reduction in holding company cash and marketable securities ($315.7).

At December 31, 2002, the company had cash, short term investments and marketable securities of $518, and $740 of committed, unsecured bank lines of which $397 had been used for the issuance of letters of credit to support ORC Re’s assumption of losses from the U.S. subsidiaries in accordance with U.S. regulatory requirements for non-admitted foreign reinsurers. The company can receive dividends of up to $670 in 2003 from insurance and reinsurance subsidiaries without obtaining prior approval of the insurance regulators. Fairfax determines the amount of dividends that any subsidiary will pay during a year based on its capital requirements and the current year’s operating performance. In general, Fairfax’s subsidiaries do not pay dividends to the full extent of available dividend capacity.

The company believes that the above resources (together with management fees receivable) represent adequate liquidity to pay its interest and overhead expenses in 2003 and to repay obligations maturing in 2003, even if none of these obligations were refinanced or rolled over on maturity. These 2003 obligations consist of RHINOS ($207

(US$136)) which the company intends to repay in February, foreign exchange contracts hedging its investment in U.S. subsidiaries ($107), a repayment to TIG ($152 (US$100)) in June in connection with arrangements for the use of cash derived from the OdysseyRe IPO, and debt obligations maturing in December ($177).

Common shareholders’ equity at December 31, 2002 was $3.4 billion or $237.01 per share compared to $3.0 billion or $212.02 per share at December 31, 2001. The shareholders’ equity at December 31, 2002 has been reduced by the cumulative currency translation account (CTA) of $128.1 relating to the translation of the company’s foreign subsidiaries (principally in the U.S.) to Canadian dollars, which has not been tax-effected. The increase in the CTA results from the weakening of the U.S. dollar against the Canadian dollar at December 31, 2002 ($1.5798) compared to December 31, 2001 ($1.5963), payments on closed foreign exchange forward contracts in 2002 ($67) and the movement in forward U.S. dollar/Canadian dollar rates on the mark-to-market value of the remaining U.S. dollar/Canadian dollar foreign exchange forward contracts hedging Fairfax’s net investment in its U.S. subsidiaries.

Fairfax’s 2002 Annual Report is scheduled to be posted on the Internet at www.fairfax.ca after the close of markets on Friday, March 7, 2003, and will be mailed to shareholders shortly thereafter.

Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern Time on Tuesday, February 11, 2003. The call, consisting of a presentation by the company followed by a question period, may be accessed at (416) 695-9757 or (877) 677-7774. A replay of the call will be available from shortly after the termination of the call until 10:00 p.m. Eastern Time on Monday, February 24, 2003. The replay may be accessed at (416) 695-9728 or (888) 509-0081.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information, contact Bradley P. Martin, Vice President, at (416) 367-4941.

The foregoing announcement may contain forward-looking statements. Actual results may differ, perhaps materially, from those contained in such forward-looking statements as a result of a large variety of uncertainties and risk factors, the most foreseeable of which are listed on pages 88 and 89 of Fairfax’s 2001 Annual Report which is available on Fairfax’s website at www.fairfax.ca.

FAIRFAX FINANCIAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
as at December 31, 2002 and 2001
(unaudited — $ millions)

	2002	2001

Assets
Cash and short term investments	481.2	751.5
Marketable securities	36.5	81.9
Accounts receivable and other	3,589.1	3,405.2
Recoverable from reinsurers	11,992.9	12,802.1

	16,099.7	17,040.7

Portfolio investments
Subsidiary cash and short term investments (market value — $2,694.3; 2001 — $2,254.3)	2,694.3	2,254.3
Bonds (market value — $11,869.8; 2001 — $11,424.2)	11,681.9	11,745.3
Preferred stocks (market value — $249.7; 2001 — $126.4)	253.0	126.8
Common stocks (market value — $1,125.4; 2001 — $918.8)	1,073.6	878.9
Investments in Hub, Zenith National and Advent (market value — $525.4; 2001 — $556.3)	559.7	502.2
Real estate (market value — $38.2; 2001 — $82.7)	32.4	78.3

Total (market value — $16,502.8; 2001 — $15,362.7)	16,294.9	15,585.8

Deferred premium acquisition costs	593.4	518.0
Future income taxes	1,544.0	1,718.8
Premises and equipment	176.5	198.1
Goodwill	292.8	274.5
Other assets	109.2	102.8

	35,110.5	35,438.7

Liabilities
Lindsey Morden bank indebtedness	41.9	43.2
Accounts payable and accrued liabilities	2,019.4	1,841.7
Funds withheld payable to reinsurers	1,516.1	1,793.1

	3,577.4	3,678.0

Provision for claims	21,165.1	22,085.8
Unearned premiums	3,300.4	2,645.9
Long term debt	2,342.4	2,330.8
Purchase consideration payable	324.7	—
Trust preferred securities of subsidiaries	340.9	360.8

	27,473.5	27,423.3

Contingencies and Commitments
Non-controlling interests	508.1	1,043.3

Excess of net assets acquired over purchase price paid	—	51.4

Shareholders’ Equity
Common stock	2,235.2	2,261.4
Preferred stock	200.0	200.0
Retained earnings	1,244.4	796.2
Currency translation account	(128.1)	(14.9)

	3,551.5	3,242.7

	35,110.5	35,438.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS
for the years ended December 31, 2002 and 2001
(unaudited — $ millions, except for per share amounts)

	Fourth Quarter		Year

	2002	2001	2002	2001

Revenue
Gross premiums written	2,048.7	1,849.8	8,128.6	6,838.0

Net premiums written	1,479.1	1,381.7	6,338.5	5,045.1

Net premiums earned	1,647.0	1,341.8	6,110.1	4,806.7
Interest and dividends	172.5	165.2	657.7	680.8
Realized gains on investments	145.9	111.6	737.7	162.3
Realized gain on OdysseyRe IPO	—	—	—	51.2
Claims fees	120.0	110.4	456.8	424.7

	2,085.4	1,729.0	7,962.3	6,125.7

Expenses
Losses on claims	1,429.9	1,006.0	4,711.9	4,062.8
Operating expenses	421.8	387.8	1,457.4	1,358.2
Commissions, net	296.4	281.8	1,109.6	1,041.4
Interest expense	45.4	24.9	136.7	168.6
Other costs and charges	81.6	13.5	110.0	49.1
Swiss Re premiums	(16.5)	63.5	4.2	143.6
Kingsmead losses	—	38.4	—	116.7
Negative goodwill	—	(21.8)	—	(78.6)

	2,258.6	1,794.1	7,529.8	6,861.8

Earnings (loss) from operations before income taxes	(173.2)	(65.1)	432.5	(736.1)
Provision for (recovery of) income taxes	32.1	(102.9)	235.7	(386.6)

Earnings (loss) from operations before extraordinary item and non-controlling interests	(205.3)	37.8	196.8	(349.5)
Negative goodwill	298.5	—	298.5	—

Net earnings (loss) before non-controlling interests	93.2	37.8	495.3	(349.5)
Non-controlling interests	(17.2)	(2.4)	(79.6)	3.5

Net earnings (loss)	76.0	35.4	415.7	(346.0)

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$(14.83)	$1.81	$7.89	$(28.04)
Net earnings (loss) per share	$6.06	$1.81	$28.78	$(28.04)
Shares outstanding (000) (weighted average)	14,140	13,658	14,284	13,241

FAIRFAX FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002 and 2001
(unaudited — $ millions)

	Fourth Quarter		Year

	2002	2001	2002	2001

Operating activities
Earnings (loss) before non-controlling interests	93.2	37.8	495.3	(349.5)
Amortization	16.5	26.5	67.4	70.4
Future income taxes	41.9	(111.1)	180.4	(384.8)
Negative goodwill	(298.5)	(21.8)	(298.5)	(78.6)
Gains on investments	(145.9)	(111.6)	(737.7)	(213.5)

	(292.8)	(180.2)	(293.1)	(956.0)
Increase (decrease) in:
Provision for claims	140.6	1,165.3	(773.9)	661.3
Unearned premiums	(28.1)	68.1	653.1	351.1
Accounts receivable and other	113.6	(664.9)	(213.0)	(330.5)
Recoverable from reinsurers	793.5	(1,265.2)	708.0	(1,026.6)
Funds withheld payable to reinsurers	(167.1)	73.7	(258.6)	368.8
Accounts payable and accrued liabilities	(319.6)	446.1	192.5	298.6
Other	331.5	375.0	187.4	(278.1)

Cash provided by (used in) operating activities	571.6	17.9	202.4	(911.4)

Investing activities
Investments — purchases	(4,215.6)	(933.7)	(8,413.6)	(1,802.3)
— sales	3,830.5	1,064.9	8,639.7	2,511.2
Sale (purchase) of marketable securities	27.3	(32.5)	45.2	13.3
Sale (purchase) of capital assets	(9.7)	(26.7)	(37.6)	(66.2)
Investments in Hub, Zenith National and Advent	—	(92.6)	(45.7)	(92.6)
Purchase of subsidiaries, net of cash acquired	13.7	40.3	(82.2)	40.3
Non-controlling interests	—	—	(10.9)	—
Proceeds on OdysseyRe IPO	—	—	—	436.9

Cash provided by (used in) investing activities	(353.8)	19.7	94.9	1,040.6

Financing activities
Subordinate voting shares issued (repurchased)	—	248.5	(26.2)	248.5
Trust preferred securities of subsidiary repurchased	—	—	(6.4)	(54.1)
Issue of OdysseyRe convertible debt	—	—	167.3	—
Long term debt — advances	—	231.9	—	231.9
Long term debt — repayment	(5.2)	(5.8)	(135.9)	(11.6)
Bank indebtedness	(16.7)	(17.2)	(1.3)	0.9
Common share dividends	—	—	(14.3)	—
Preferred share dividends	(3.2)	(3.2)	(13.0)	(13.0)

Cash provided by (used in) financing activities	(25.1)	454.2	(29.8)	402.6

Foreign currency translation	(141.4)	68.3	(97.8)	68.3

Increase in cash resources	51.3	560.1	169.7	600.1
Cash resources — beginning of period	3,124.2	2,445.7	3,005.8	2,405.7

Cash resources — end of period	3,175.5	3,005.8	3,175.5	3,005.8